UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Interim Financial Statements

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited), a Cayman Islands exempted company with limited liability, is furnishing this Form 6-K to provide six-month interim financial statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of September 30, 2025 and for the six months ended September 30, 2025 and 2024
99.2	Operating and Financial Review and Prospects in connection with the Unaudited Interim Consolidated Financial Statements as of September 30, 2025 and for the six months ended September 30, 2025 and 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	CELLYAN BIOTECHNOLOGY CO., LTD

	By:	/s/ Chenyu Liang
Chenyu Liang
Director and Chief Executive Officer

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